UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934


                            SIRCO INTERNATIONAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    829639103
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                              Eric M. Hellige, Esq.
                        Pryor Cashman Sherman & Flynn LLP
                                 410 Park Avenue
                            New York, New York 10002
                                 (212) 326-0846
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of person
                authorized to receive notices and communications)


                                September 1, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with the statement.|_|

                                  Schedule 13D
CUSIP NO. 829639103

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON
         JOEL MR. DUPRE

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)      |X|
                                                              (B)      |_|

3.       SEC USE ONLY


4.       SOURCE OF FUNDS
         Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    |_|


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

NUMBER OF                  7.       SOLE VOTING POWER         934,668
SHARES
BENEFICIALLY               8.       SHARED VOTING POWER           - 0 -
OWNED BY
EACH                       9.       SOLE DISPOSITIVE POWER    934,668
REPORTING
PERSON WITH               10.       SHARED DISPOSITIVE POWER      - 0 -
                                                   ------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  934,668

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                             |_|


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.73%

14.      TYPE OF REPORTING PERSON*
         IN

                                  Schedule 13D
                                  ------------

Item 1.  Security and Issuer

         This Amendment No. 3 to the Schedule 13D originally filed by Joel Dupre ("Mr. Dupre"), Pacific Million Enterprise Ltd., a corporation organized under the laws of Hong Kong ("Pacific"), Joseph Takada ("Takada"), Cheng-Sen Wang ("Wang") and Albert H. Cheng ("Cheng") with the Securities and Exchange Commission on April 12, 1995, as amended by Amendment No. 1 filed August 21, 1995 (the "Schedule 13D") and as amended by Amendment No. 2 filed March 10, 1999 relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Sirco International Corp., a New York corporation (the "Issuer"), the principal executive offices of which are located at 24 Richmond Hill Avenue, Stamford, Connecticut 06901. Pursuant to Rule 13d.2(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 3 amends the Schedule 13D. Unless otherwise indicated, all terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Mr. Dupre, Takada, Pacific, Wang and Cheng are sometimes referred to herein as the "Original Reporting Persons."


Item 3.  Source and Amount of Funds or Other Consideration.

                  Mr. Dupre acquired 272,000 shares of Common Stock for an aggregate purchase price of $204,000 which was paid by the partial satisfaction of a promissory note made by the Issuer to Mr. Dupre with a then outstanding unpaid balance (including principal and interest) of $352,000.


Item 4.  Purpose of Transaction

         On September 10, 1999, Mr. Dupre was issued 272,000 shares of Common Stock by the Issuer for an aggregate purchase price of $204,000 which was paid by the partial satisfaction of the obligation of the Issuer pursuant to a promissory note made by the Issuer to Mr. Dupre with a then outstanding unpaid balance (including principal and interest) of $352,000.

                  In addition, on September 1, 1999, Mr. Dupre cancelled options to purchase 125,000 shares of Common Stock for no value.

Item 5.           Interest in Securities of the Issuer.

         (a) As of the date hereof, Mr. Dupre is the beneficial owner of 934,668 shares of Common Stock, constituting approximately 8.73% of the issued and outstanding shares of Common Stock.

         (b) Mr. Dupre has the sole power to vote and dispose of 934,668 shares held by him. Mr. Dupre is the beneficial owner of 794,668 shares of Common Stock held by him. In addition, Mr. Dupre has the right to purchase 140,000 shares of Common Stock within 60 days of the date hereof upon the exercise of options.

         (c) Except as set forth herein, Mr. Dupre has effected no transactions in shares of Common Stock of the Issuer in the past 60 days.

         (d) not applicable

         (e) not applicable

                                   Signature


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.


Date:  October 25, 1999



  /s/  Joel Dupre
  --------------------
       Joel Dupre